FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of February 2004.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Press release of February 12, 2004 regarding Nidec Increased Share Holding in Sankyo Seiki

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2004
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on February 12, 2004, in Kyoto, Japan

Nidec Increased its Share in Sankyo Seiki

Nidec Corporation (“Nidec”) announced today it had purchased 4,728,000 shares of common stock in one of its subsidiaries, Sankyo Seiki Mfg. Co., Ltd.(“Sankyo Seiki”, Code:7757), whose shares are listed on the First Section of the Tokyo Stock Exchange. As a result, Nidec has increased its holding ratio for Sankyo Seiki stock to 49.85%.

Details of the Share Purchase are as follows:

1.

Class of shares purchased:

        Common Stock of Sankyo Seiki

2.

Total number of shares purchased:

        4,728,000 shares（2.69% of Sankyo Seiki’s total outstanding shares）

3.

Total number of Sankyo Seiki shares currently held by Nidec:

        87,528,000 shares（49.85% of Sankyo Seiki’s total outstanding shares）

Notes:

A purchase of 4,628,000 shares had been executed in line with Nidec’s previous announcement dated February 3, 2004, which was followed by an additional purchase of 100,000 shares. Including the number of shares held by Nidec’s subsidiaries, the total number of Sankyo Seiki shares currently held by Nidec amounts to 92,528,000 shares, or 52.69% of Sankyo Seiki’s total outstanding shares.

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